Exhibit 99.15

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the Class A common stock, par value of US$0.001 per share of Cinedigm Corp, a Delaware corporation whose principal place of business is in New York, New York, shall be filed on behalf of the undersigned.

May 20, 2020

Bison Entertainment Investment Limited		Bison Entertainment and Media Group

By:	/s/ Peixin Xu	By:	/s/ Peixin Xu
Name:	Peixin Xu	Name:	Peixin Xu
Title:	President and Director	Title:	Director

Bison Capital Holding Company Limited		MingTai Investment LP

By:	/s/ Peixin Xu	By:	/s/ Yu-An Chen
Name:	Peixin Xu	Name:	Yu-An Chen
Title:	Director	Title:	Director

Bison Global Investment SPC

By:	/s/ Yu-An Chen	/s/ Peixin Xu
Name:	Yu-An Chen	Peixin Xu
Title:	Director

/s/ Fengyun Jiang
Fengyun Jiang*

Huatai Investment LP		Shangtai Assset Management LP

By:	/s/ Yu-An Chen	By:	/s/ Yu-An Chen
Name:	Yu-An Chen	Name:	Yu-An Chen
Title:	Director	Title:	Director